Exhibit 99.1

China Customer Relations Centers, Inc. Announces Financial Results for the First Half of 2020

Revenues and EPS Increased by 33.4% and 106.4%, Respectively, for the First Half of 2020

TAI’AN, China, Dec. 18, 2020 /PRNewswire/ -- China Customer Relations Centers, Inc. (NASDAQ: CCRC) (“CCRC” or the “Company”), a leading business process outsourcing (“BPO”) service provider serving internet, e-commerce, banking, and telecommunications clients in China, today announced its unaudited financial results for the six months ended June 30, 2020.

First Half of 2020 Highlights (all comparisons to prior year unless noted)

●	Revenues increased by 33.4% to $97.72 million, driven by strong demand for our business from existing BPO clients and the contribution from new clients including Huaxia Bank, Ping’An Bank, Suning Insurance, and Vipshop, among others.

●	Gross profit increased by 38.9% to $25.91 million. Gross margin was 26.5%, compared to 25.5% for the same period of the prior year.

●	Operating income increased by 89.1% to $10.06 million. Operating margin increased by 3.0 percentage point to 10.3%.

●	Net income attributable to common shareholders increased by 106.4% to $10.30 million.

●	Earnings per share was $0.56, compared to $0.27 for the same period of the prior year.

First Half of 2020 Financial Results (Unaudited)

	For the Six Months Ended June 30,
($ millions, except per share data)	2020	2019	% Change
Revenues	$97.72	$73.27	33.4%
Gross profit	$25.91	$18.65	38.9%
Gross margin	26.5%	25.5%	1.0	pp*
Operating income	$10.06	$5.32	89.1%
Operating margin	10.3%	7.3%	3.0	pp*
Net income attributable to CCRC	$10.30	$4.99	106.4%
EPS - basic and diluted	$0.56	$0.27	107.4%

*pp:	percent points

Revenues

For the six months ended June 30, 2020, revenues increased by $24.45 million, or 33.4%, to $97.72 million from $73.27 million for the same period of the prior year. We continued to see strong demand for our business from existing BPO clients while adding new clients with notable additions including Huaxia Bank, Ping’An Bank, Suning Insurance, and Vipshop, among others, during the six months ended June 30, 2020.

We continued to increase our service capacity, which increased by 2,969 seats, or 13.3%, to 25,329 seats as of June 30, 2020 from 22,360 seats at the end of 2019.

Cost of revenues

Cost of revenues consists primarily of salaries, payroll taxes and employee benefits costs of our customer service associates and other operations personnel. Cost of revenues also includes direct communications costs, rent expense, IT costs, and facilities support expenses. Cost of revenues increased by $17.19 million, or 31.5%, to $71.81 million for the six months ended June 30, 2020 from $54.62 million for the same period of the prior year. The increase in cost of revenues was in line with the increase in revenues. As a percentage of revenues, cost of revenues was 73.5% for the six months ended June 30, 2020, compared to 74.5% for the same period of the prior year.

Gross profit and gross margin

Gross profit increased by $7.26 million, or 38.9%, to $25.91 million for the six months ended June 30, 2020 from $18.65 million for the same period of the prior year. The increase in gross profit was primarily driven by increased revenues as well as COVID-19 related social security and rent relief benefits received during the pandemic. Gross margin increased by 1.0 percentage point to 26.5% for the six months ended June 30, 2020 from 25.5% for the same period of the prior year.

Selling, general and administrative expense

Selling, general and administrative (“SG&A”) expenses consist primarily of sales and administrative employee-related expenses, professional fees, travel costs, research and development costs, and other corporate expenses. SG&A expenses increased by $2.52 million, or 18.9%, to $15.85 million for the six months ended June 30, 2020 from $13.33 million for the same period of the prior year. As a percentage of revenues, SG&A expenses decreased from 18.2% for the six months ended June 30, 2019 to 16.2% for the six months ended June 30, 2020.

Operating income and operating margin

Income from operations increased by $4.74 million, or 89.1%, to $10.06 million for the six months ended June 30, 2020 from $5.32 million for the same period of the prior year. The increase in operating income was related to increased gross profit which was partially offset by increased SG&A expenses. Operating margin was 10.3% for the six months ended June 30, 2020, compared to 7.3% for the same period of the prior year.

Other income

We recognized government grants, which are discretionary and unpredictable in nature, of $1.38 million during the six months ended June 30, 2020, compared to $0.56 million recognized during the same period of the prior year. Total other income, net of other expenses, increased by $1.30 million, or 184.7%, to $2.01 million for the six months ended June 30, 2020 from $0.71 million for the same period of the prior year.

Income before provision for income taxes

Income before provision for income taxes increased by $6.05 million, or 100.3%, to $12.07 million for the six months ended June 30, 2020 from $6.03 million for the same period of the prior year. The increase in income before provision for income taxes was due to increased operating income as well as government grants and other income.

Income taxes

Provision for income taxes was $1.73 million for the six months ended June 30, 2020, compared to $0.96 million for the same period of the prior year.

Net income and earnings per share

Net income increased by $5.27 million, or 104.1%, to $10.34 million for the six months ended June 30, 2020 from $5.07 million for the same period of the prior year. After deducting net income attributable to noncontrolling interest, net income attributable to common shareholders was $10.30 million, or $0.56 per basic and diluted share, for the six months ended June 30, 2020, compared to $4.99 million, or $0.27 per basic and diluted share, for the same period of the prior year.

Financial Conditions

As of June 30, 2020, the Company had cash of $28.67 million, compared to $25.33 million at December 31, 2019. Total working capital was $58.59 million as of June 30, 2020, compared to $47.50 million at the end of 2019.

Net cash provided by operating activities was $7.87 million for the six months ended June 30, 2020, compared to net cash used in operating activities of $1.34 million for the same period of the prior year. Net cash used in investing activities was $1.81 million for the six months ended June 30, 2020, compared to $1.30 million for the same period of the prior year. Net cash used in financing activities was $2.17 million for the six months ended June 30, 2020, compared to net cash provided by financing activities of $0.03 million for the same period of the prior year.

Notice

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

About China Customer Relations Centers, Inc.

The Company is a leading BPO service provider in China focusing on the complex, voice-based and online-based segments of customer care services, including:

●	customer relationship management;

●	technical support;

●	sales;

●	customer retention;

●	marketing surveys; and

●	research.

The Company currently has a service capacity of approximately 25,329 seats for its call centers. More information about the Company can be found at: www.ccrc.com.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.  Specifically, the Company’s statements regarding its: 1) the impact of COVID-19; and 2) continued growth, shareholder returns and business outlook, are forward-looking statements. Forward-looking statements are not guarantee of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the call center business process outsourcing market in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Sherry Zheng
Weitian Group LLC
Email: shunyu.zheng@weitian-ir.com
Phone: +1-718-213-7386

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2020	2019
	(Unaudited)
ASSETS
Cash and cash equivalents	$28,673,083	$25,328,486
Accounts receivable, net	47,438,549	42,606,485
Prepayments	2,912,547	2,396,646
Prepayment, related party	78,109	90,429
Due from related party, current	212,218	-
Income taxes recoverable	201,283	712,459
Other current assets	3,911,556	3,408,704
Total current assets	83,427,345	74,543,209
Equity investments	3,396,904	3,446,346
Property and equipment, net	9,788,227	10,115,782
Deferred tax assets	239,379	242,863
Due from related party, non-current	-	215,307
Operating lease right-of-use assets	9,882,185	9,827,114
Operating lease right-of-use assets - related party	92,732	172,121
Total non-current assets	23,399,427	24,019,533
Total assets	$106,826,772	$98,562,742

LIABILITIES AND EQUITY
Accounts payable	$2,836,918	$2,602,972
Accounts payable - related parties	49,945	149,658
Accrued liabilities and other payables	4,677,490	4,641,892
Deferred revenue	235,293	456,331
Wages payable	10,261,274	10,472,596
Income taxes payable	1,247,114	452,961
Operating lease liabilities, current	3,369,036	3,797,069
Operating lease liabilities - related party, current	40,670	163,995
Short term loans	2,122,181	4,306,138
Total current liabilities	24,839,921	27,043,612
Operating lease liabilities, non-current	7,164,013	6,068,702
Total non-current liabilities	7,164,013	6,068,702
Total liabilities	32,003,934	33,112,314
Equity
Common shares, $0.001 par value, 100,000,000 shares authorized, 18,329,600 shares issued and outstanding as of June 30, 2020 and December 31, 2019	18,330	18,330
Additional paid-in capital	18,485,598	15,074,267
Retained earnings	52,891,042	47,347,781
Statutory reserves	7,161,554	5,818,330
Accumulated other comprehensive loss	(4,352,452)	(3,411,744)
Total China Customer Relations Centers, Inc. shareholders’ equity	74,204,072	64,846,964
Noncontrolling interest	618,766	603,464
Total equity	74,822,838	65,450,428
Total liabilities and equity	$106,826,772	$98,562,742

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Unaudited)

	For The Six Months Ended June 30,
	2020	2019

Revenues, net	$97,720,912	$73,274,748
Cost of revenues	71,809,229	54,623,472
Gross profit	25,911,683	18,651,276
Operating expenses:
Selling, general & administrative expenses	15,848,053	13,329,194
Total operating expenses	15,848,053	13,329,194
Income from operations	10,063,630	5,322,082
Interest expense	(109,430)	(30,475)
Government grants	1,384,198	555,229
Other income	758,268	201,945
Other expense	(23,242)	(20,722)
Total other income	2,009,794	705,977
Income before provision for income taxes	12,073,424	6,028,059
Income tax provision	1,733,355	961,021
Net income	10,340,069	5,067,038
Less: net income attributable to noncontrolling interest	42,253	77,947
Net income attributable to China Customer Relations Centers, Inc.	$10,297,816	$4,989,091

Comprehensive income
Net income	$10,340,069	$5,067,038
Other comprehensive income (loss)
Foreign currency translation adjustment	(967,659)	(6,737)
Total Comprehensive income	9,372,410	5,060,301
Less: Comprehensive income attributable to noncontrolling interest	15,302	140,467
Comprehensive income attributable to China Customer Relations Centers, Inc.	$9,357,108	$4,919,834

Earnings per share attributable to China Customer Relations Centers, Inc.
Basic	$0.56	$0.27
Diluted	$0.56	$0.27

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For The Six Months Ended June 30,
	2020	2019

Cash flows from operating activities
Net income	$10,340,069	$5,067,038
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	2,445,941	2,845,134
Loss on disposal of property and equipment	226,974	68,475
Non-cash lease expense	436,327	-
Changes in assets and liabilities:
Accounts receivable	(5,471,004)	(5,493,897)
Prepayments	(1,010,254)	(917,156)
Prepayment, related party	11,079	(1,783)
Other current assets	(554,215)	(97,228)
Operating lease liabilities	135,277	(843,053)
Accounts payable	272,668	(130,978)
Accounts payable - related parties	(98,062)	(55,237)
Wages payable	(62,836)	412,029
Income taxes recoverable	503,504	207,879
Income taxes payable	804,727	(56,564)
Deferred revenue	(215,584)	(114,931)
Accrued liabilities and other payables	101,960	(2,226,854)
Net cash provided by (used in) operating activities	7,866,571	(1,337,126)

Cash flows from investing activities
Purchase of property and equipment	(1,808,750)	(1,371,577)
Proceeds from sale of property and equipment	988	28,210
Repayment from related parties	-	44,222
Net cash used in investing activities	(1,807,762)	(1,299,145)

Cash flows from financing activities
Borrowings from short-term loans	4,231,293	3,725,560
Repayment of short-term loans	(6,398,592)	(3,694,345)
Net cash provided by (used in) financing activities	(2,167,299)	31,215

Effect of exchange rate changes on cash and cash equivalents	(546,913)	(62,102)
Net change in cash and cash equivalents	3,344,597	(2,667,158)
Cash and cash equivalents, beginning of the period	25,328,486	24,419,912
Cash and cash equivalents, end of the period	$28,673,083	$21,752,754
Supplemental cash flow information
Interest paid	$109,433	$82,531
Income taxes paid	$905,535	$1,139,416
Non-cash investing and financing activities
Transfer from prepayments to property and equipment	$457,666	$-
Liabilities assumed in connection with purchase of property and equipment	$-	$17,792